AMENDMENT TO 10% CONVERTIBLE PROMISSORY NOTE

WHEREAS, on August 1, 2011, Max Cash Media, Inc., a Nevada corporation (the “Company”), issued a 10% Convertible Promissory Note (the “Note”) due __________, 2013 (the “Maturity Date”) in the principal amount of $___________ (as maybe reduced pursuant to the terms of the Note, the “Principal”) in favor of _____________ (“Holder”); and

WHEREAS, the Note provides, in Section 3, that upon the closing of the next securities offering or other financing by the Company in which the Company raises a minimum of US one million dollars ($1,000,000) (the “Financing”), the entire unpaid Principal of the Note and accrued but unpaid interest therein shall be automatically converted into the securities or instruments issued by the Company in the Financing (the “Conversion Securities”) without any action or notice by the Company or the Holder; and

WHEREAS, the Company recently completed four closings of a private placement (the “Bridge Offering”) for an aggregate of $2,000,000 principal amount of its 8% Secured Convertible Promissory Notes (the “Prism Notes”), in connection with a contemplated merger with Prism Corporation; and

WHEREAS, the Company terminated its discussions regarding the merger with Prism Corporation, and it is expected that the Prism Notes will be repaid.

NOW, THEREFORE, in consideration of good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Company and the Holder hereby agree that the Bridge Offering shall not be considered as a Financing for the purposes of determining whether the Conversion Securities should be issued.  All other terms and conditions of the Note remain unchanged.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Company and acknowledged by the Holder as of the _____ day of December, 2011.

MAX CASH MEDIA, INC.

By
Name: Noah Levinson
Title: Chief Executive Officer